EXHIBIT 99.2

Compton Petroleum Corporation
Consolidated Financial Statements
December 31, 2010

Management’s Report

TO THE SHAREHOLDERS OF COMPTON PETROLEUM CORPORATION
The accompanying Consolidated Financial Statements of Compton Petroleum Corporation (the “Corporation”) are the responsibility of Management and have been prepared by Management in accordance with Canadian generally accepted accounting principles and policies stated in the notes to the Consolidated Financial Statements.  Financial information contained throughout the corporate summary to shareholders is consistent with these financial statements.

The Corporation’s Board of Directors has approved the Consolidated Financial Statements on the recommendation of the Audit, Finance and Risk Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002.

Management is also responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting.  Internal control, as more fully described in Management’s Discussion and Analysis, includes policies and procedures designed to provide reasonable assurance relating to the reliability, completeness and timeliness of financial reporting.  Internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems while determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the design and operation of internal control over financial reporting based on the Internal Control Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, (“COSO”).  Based on this assessment, Management has concluded that, as of December 31, 2010, internal control over financial reporting was effective.  Grant Thornton LLP, an independent firm of chartered accountants, appointed by shareholders, has provided independent opinions on both the Consolidated Financial Statements and the Corporation’s internal control over financial reporting as at December 31, 2010.

/s/ T.S. Granger	/s/ C.W. Leigh Cassidy
T.S. Granger, P.Eng.	C.W. Leigh Cassidy, CA CFA
President & Chief Executive Officer	Vice President Finance &
Chief Financial Officer

February 24, 2011

Independent Auditor’s Report of
Registered Public Accounting Firm

To the Shareholders of
Compton Petroleum Corporation

We have audited the accompanying consolidated financial statements of Compton Petroleum Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings, and cash flow for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Compton Petroleum Corporation as at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compton Petroleum Corporation's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on Compton Petroleum Corporation’s internal control over financial reporting.

Calgary, Canada	/s/ ‘Grant Thornton LLP’
February 24, 2011	Chartered Accountants

Independent Auditor’s Report of
Registered Public Accounting Firm

To the Shareholders of
Compton Petroleum Corporation

We have audited Compton Petroleum Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Compton Petroleum Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Other matter
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Compton Petroleum Corporation as at December 31, 2010 and 2009 and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings and cash flow for each of the years in the three-year period ended December 31, 2010 and our report dated February 24, 2011, expressed an unqualified opinion on those consolidated financial statements.

Calgary, Canada	/s/ ‘Grant Thornton LLP’
February 24, 2011	Chartered Accountants

Compton Petroleum Corporation
Consolidated Balance Sheets
(000’s)

As at December 31,	2010	2009

Assets

Current
Accounts receivable	$29,515	$37,389
Risk management asset, note 14(b)	8,041	198
Other current assets	4,812	14,287
Future income taxes, note 16	31	12

	42,399	51,886

Property and equipment, note 3	1,339,310	1,944,196
Other assets	805	679

	$1,382,514	$1,996,761

Liabilities
Current
Accounts payable	$55,512	$58,970
Credit facility, note 4	145,584	107,183
Senior term notes, note 5	44,757	-
Risk management liability, note 14(b)	116	94
MPP term financing, note 6	11,098	4,601
Future income taxes, note 16	2,131	58

	259,198	170,906

Senior term notes, note 5	192,455	461,741
Risk management liability, note 14(b)	-	1,331
MPP term financing, note 6	34,522	46,807
Asset retirement obligations, note 8	60,551	41,812
Future income taxes, note 16	165,569	277,728

	712,295	1,000,325

Non-controlling interest, note 6	6,184	4,199

Shareholders’ equity
Capital stock, note 9	386,714	386,706
Share purchase warrants, note 9(c)	13,800	13,800
Contributed surplus, note 11(b)	38,748	36,104
Retained earnings	224,773	555,627

	664,035	992,237
Commitments and contingent liabilities, note 19
Subsequent event, note 19(c)
	$1,382,514	$1,996,761

see accompanying notes to the consolidated financial statements

On behalf of the Board

/s/ M.F. Belich, Q.C. (signed)	/s/ J. Stephens Allan, C.A. (signed)
Director	Director

Compton Petroleum Corporation
Consolidated Statements of Earnings (Loss) and Other Comprehensive Income
(000’s, except per share amounts)

Years ended December 31,	2010	2009	2008

Revenue
Oil and natural gas revenues	$216,069	$227,876	$610,298
Royalties	(30,042)	(27,674)	(119,924)
	186,027	200,202	490,374
Expenses
Operating	66,134	84,554	112,723
Transportation	6,901	7,759	9,860
Administrative	22,702	28,611	31,015
Stock-based compensation, note 11(d)	3,662	4,147	9,574
Interest and finance charges, note 12	48,709	56,886	60,911
Foreign exchange and other (gains) losses, note 13	(28,885)	(84,810)	113,782
Risk management gain, note 14(c)	(21,165)	(20,473)	(21,539)
Depletion and depreciation, note 3	502,878	134,710	157,973
Accretion of asset retirement obligations, note 8	4,264	3,242	3,142
Other expenses, note 17	19,873	4,816	35,490
Goodwill written-off	-	9,933	-
	625,073	229,375	512,931

Earnings (loss) before taxes and non-controlling interest	(439,046)	(29,173)	(22,557)
Income taxes, note 16
Current	10	94	36
Future	(110,187)	(24,196)	14,788
	(110,177)	(24,102)	14,824

Earnings (loss) before non-controlling interest	(328,869)	(5,071)	(37,381)
Non-controlling interest, note 6	1,985	3,259	5,622

Net earnings (loss) and comprehensive income	$(330,854)	$(8,330)	$(43,003)

Net earnings (loss) per share, note 10
Basic	$(1.26)	$(0.05)	$(0.33)
Diluted	$(1.26)	$(0.05)	$(0.33)

Consolidated Statements of Retained Earnings
(000’s)

Years ended December 31,	2010	2009	2008

Retained earnings, beginning of year	$555,627	$563,957	$609,852
Net earnings (loss)	(330,854)	(8,330)	(43,003)
Premium on redemption of shares	-	-	(2,892)

Retained earnings, end of year	$224,773	$555,627	$563,957

see accompanying notes to the consolidated financial statements

Compton Petroleum Corporation
Consolidated Statements of Cash Flow
(000’s)

Years ended December 31,	2010	2009	2008

Operating activities
Net earnings (loss)	$(330,854)	$(8,330)	$(43,003)
Stock-based compensation	2,647	2,921	8,826
Unrealized foreign exchange and other (gains) losses	(19,361)	(80,100)	106,425
Unrealized risk management (gain) loss	(9,151)	9,510	(2,546)
Depletion and depreciation	502,878	134,710	157,973
Interest, financing charges and other	5,339	(1,123)	7,422
Accretion of asset retirement obligations	4,264	3,242	3,142
Asset retirement expenditure	(14,647)	(4,387)	(2,768)
Future income taxes	(110,187)	(24,196)	14,788
Goodwill written-off	-	9,933	-
Non-controlling interest	1,985	3,259	5,622
	32,913	45,439	255,881
Change in non-cash working capital, note 18	8,191	(16,605)	44,350

	41,104	28,834	300,231

Financing activities
Issuance of senior term notes	242,054	-	-
Extinguishment of senior term notes	(449,123)	-	-
Credit facility draw (repayment)	39,821	(182,218)	(109,025)
Proceeds from share issuances, net	5	159,890	7,267
MPP term financing repayment	(5,788)	(3,592)	-
Distributions to partner	-	(3,822)	(9,172)
Repurchase of common shares	-	(200)	(8,846)
	(173,031)	(29,942)	(119,776)
Investing activities
Property and equipment additions	(42,729)	(53,344)	(325,530)
Acquisition of leased property	(3,580)	(14,973)	-
Property acquisitions	-	(304)	(10,940)
Property dispositions	152,992	9,241	202,892
Royalty dispositions	23,469	77,816	-
Change in non-cash working capital, note 18	1,775	(21,220)	(51,650)

	131,927	(2,784)	(185,228)

Change in cash	-	(3,892)	(4,773)

Cash, beginning of year	-	3,892	8,665

Cash, end of year	$-	$-	$3,892

See accompanying notes to the consolidated financial statements

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(000’s, except per share amounts)

Compton Petroleum Corporation (the “Corporation” or “Compton”) is a public Corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in western Canada.

1.	BASIS OF PRESENTATION

The consolidated financial statements of the Corporation have been prepared in accordance with accounting principles generally accepted in Canada within the framework of the accounting policies summarized below.  Information prepared in accordance with accounting principles generally accepted in the United States is included in note 21.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries and the Mazeppa Processing Partnership (“MPP” or the “Partnership”).

All amounts are presented in Canadian dollars unless otherwise stated.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Measurement uncertainty

The timely preparation of financial statements requires that Management make estimates and assumptions and use judgment regarding the measurement of assets, liabilities, revenues, and expenses.  Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements.  Accordingly, actual results may materially differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves.  By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

The calculation of asset retirement obligations include estimates of the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement.  The impact of future revisions to these assumptions on the consolidated financial statements of future periods could be material.

The amount of stock based compensation expense is subject to uncertainty due to the Corporation’s best estimate of whether or not performance will be achieved and obligations incurred.

The amount ascribed to share purchase warrants upon issue is subject to uncertainty due to the Corporation’s best estimate of fair value at the time of issue.

The estimated fair value of risk management contracts are subject to measurement uncertainty as future commodity prices and exchange rates are used in the valuation.

The values of pension assets and obligations and the amount of pension costs charged to earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

Tax interpretations, regulations and legislation in which the Corporation and its subsidiaries operate are subject to change.  As such, income taxes are subject to measurement uncertainty.

(b)	Property and equipment

(i)	Capitalized costs

The Corporation follows the full cost method of accounting for its petroleum and natural gas operations within one Canadian cost centre.  Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized.  Costs include lease acquisition costs, geological and geophysical expenses, costs of drilling both producing and non-producing wells, production facilities, future asset retirement costs, and certain administrative expenses directly related to exploration and development activities.

Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized.  Maintenance and repairs, other than major turnaround costs, are expensed as incurred.  Major turnaround costs are included in property and equipment when incurred and charged to depletion and depreciation in the consolidated statements of earnings (loss) and other comprehensive income over the estimated period of time to the next scheduled turnaround.

Spare parts with an estimated useful life greater than one year are included in property and equipment, and depreciated on a unit of production basis.

(ii)	Depletion and depreciation

Depletion and depreciation of property and equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves.  The costs of significant undeveloped properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.  Estimated future costs to be incurred in developing proved reserves are included in costs subject to depletion and estimated salvage values are excluded from costs subject to depletion.  For depletion and depreciation purposes, relative volumes of natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Depreciation of certain midstream facilities is provided for on a straight line basis over 30 years and depreciation of office equipment is provided for on a declining balance basis using rates which range from 20% to 30% per year.

(iii)	Impairment test

At each reporting period, the Corporation performs an impairment test to determine the recoverability of capitalized costs associated with reserves.  An impairment loss is recognized when the carrying amount of a cost centre is not recoverable.  The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves plus the costs of unproved properties.  If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of discounted proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

(iv)	Asset retirement obligations

The Corporation recognizes the present value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate can be made.  Asset retirement obligations include those legal obligations where the Corporation will be required to retire tangible long-lived assets such as well sites, pipelines, and facilities.  The asset retirement cost, equal to the initial estimated present value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset.  Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Asset retirement costs are amortized using the unit-of-production method and are included in depletion and depreciation in the consolidated statements of earnings (loss) and other comprehensive income.  Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statements of earnings (loss) and other comprehensive income.

Actual expenditures incurred, to the extent accrued, are charged against the accumulated obligation.

(c)	Goodwill

Goodwill is recorded on a business acquisition when the purchase price is in excess of the fair values assigned to assets acquired and liabilities assumed.  Goodwill is not amortized and an impairment test is performed at least annually to evaluate the carrying value.  To assess impairment, the fair value of the consolidated entity, excluding the Mazeppa Processing Partnership, is determined and compared to the carrying value.  If the fair value is less than the carrying value then a second test is performed to determine the amount of the impairment.  Any loss recognized is equal to the difference between the implied fair value and the carrying value of the goodwill.  Impairment losses are recognized, as identified, in the consolidated statements of earnings (loss) and other comprehensive income.

(d)	Financial instruments and derivatives

Financial instruments are any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.  Financial instruments are identified by the Corporation through a review of typical financial transactions and risk management activities.  The Corporation also reviews non-financial contracts for potential embedded derivatives.  Once identified, the financial instruments are classified and measured as disclosed below.

Financial instruments are measured at fair value on initial recognition of the instrument except in specific circumstances.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held for trading”, “available for sale”, “held to maturity”, “loans and receivables” or “other financial liabilities” as defined by the accounting standard.

Financial assets and financial liabilities “held for trading” are measured at fair value with changes in those fair values recognized in earnings.  Financial assets “available for sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial instruments “held to maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method.

Cash, and deposits included in other current assets, are classified as “held for trading” and are measured at carrying value which approximates fair value due to the short term nature of these instruments.  Investments included in other current assets are designated as “held for trading”, accounts receivable are classified as “loans and receivables” and accounts payable, credit facility, MPP term financing and senior term notes are classified as “other financial liabilities”.

Transaction costs, premiums and discounts associated with the issuance of credit facility and senior term notes are netted against the credit facility and notes and amortized to earnings using the effective interest method.  Transaction costs associated with the extinguishment of debt are expensed when settlement of the debt occurs.

Derivative financial instruments are classified as “held for trading” and are recorded at fair value based on quoted market prices or third party market indications and forecasts.  Fluctuations are recorded in earnings as risk management gains and losses during each reporting period.  The Corporation uses derivative financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates, and interest rates as outlined in note 14.  The Corporation does not designate any of its current risk management activities as accounting hedges.

(e)	Joint operations

Certain petroleum and natural gas activities are conducted jointly with others.  These consolidated financial statements reflect only the Corporation’s proportionate interest in such activities.

(f)	Per share amounts

Basic net earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the period.  Diluted per share amounts are computed by giving effect to the potential dilution that would occur if stock options and share purchase warrants were exercised.  The Corporation uses the treasury stock method to determine the dilutive effect of stock options and share purchase warrants.  This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase common shares at the average market price for the period.

(g)	Income taxes

Income taxes are recorded using the liability method of accounting.  Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates.  Changes in income tax rates, and any resulting adjustments, are reflected in the period in which the rates are substantively enacted.

(h)	Revenue recognition

Revenue associated with the production and sale of crude oil, natural gas, and natural gas liquids owned by the Corporation is recognized when title passes to the customer and delivery has taken place.  Revenue, as reported, represents the Corporation’s share and is presented before royalty payments to governments and other mineral interest owners.  Other revenue is recognized in the period that the service is provided to the customer.

(i)	Stock-based compensation plan

The Corporation records compensation expense in the consolidated statements of earnings (loss) and other comprehensive income for stock options granted to directors, officers, and employees using the fair-value method.  Compensation costs are recognized over the vesting period and the fair values are determined using the Black-Scholes option pricing model.

Contributions to the Corporation’s stock savings plan are recorded as compensation expense as incurred.

(j)	Restricted share unit plan

The Corporation records compensation expense in the consolidated statements of earnings (loss) and other comprehensive income for restricted share units granted to directors and officers using the intrinsic value method.  Compensation costs are recognized over the vesting period and the intrinsic values are determined as the market value of the units.

(k)	Foreign currency translation

Monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into Canadian dollars at the period-end exchange rate, with any resulting gain or loss recorded in the consolidated statements of earnings (loss) and other comprehensive income.

(l)	Defined benefit pension plan

The Corporation accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets for employees of Mazeppa Processing Partnership.  The cost of the pension is actuarially determined using the projected benefit method based on length of service and reflects Management’s best estimate of expected plan investment performance, salary escalation, and retirement age of employees.

(m)	Cash and cash equivalents

Cash and cash equivalents consist of cash in bank accounts, less outstanding cheques, and short term deposits.

(n)	International Financial Reporting Standards (“IFRS”)

Accounting standards in Canada are to converge with IFRS and accordingly, the Corporation will begin reporting, with comparative data, under IFRS for fiscal years beginning on or after January 1, 2011.  While IFRS is based on a conceptual framework similar to Canadian GAAP, there are significant differences with respect to recognition, measurement and disclosure.  The implementation of IFRS will apply to the Corporation’s interim and annual financial statements for the fiscal year beginning January 1, 2011, including the restatement of comparative amounts for 2010.

3.	PROPERTY AND EQUIPMENT

As at December 31, 2010	Cost	Accumulated depletion and depreciation	Net

Exploration and development costs	$2,084,456	$(1,296,926)	$787,530
Production equipment and processing facilities	711,616	(196,237)	515,379
Future asset retirement costs	33,148	(7,292)	25,856
Office leaseholds and equipment	23,993	(13,448)	10,545

	$2,853,213	$(1,513,903)	$1,339,310

As at December 31, 2009	Cost	Accumulated depletion and depreciation	Net

Exploration and development costs	$2,184,035	$(829,162)	$1,354,873
Production equipment and processing facilities	728,386	(165,109)	563,277
Future asset retirement costs	18,672	(6,182)	12,490
Office leaseholds and equipment	24,128	(10,572)	13,556

	$2,955,221	$(1,011,025)	$1,944,196

Included in depletion and depreciation expense for the year ended December 31, 2010, is a ceiling test impairment of $367.0 million relating to the Corporation’s petroleum and natural gas assets.  The impairment reflects the excess of the carrying amount of the assets over the discounted cash flows from proved and probable reserves.  Cash flows have been discounted using a risk free discount rate of 3.75%, based on long term bond rates.

During the year, $4.3 million (2009 - $3.4 million; 2008 - $8.9 million) was capitalized relating to compensation, insurance, and administrative costs.  The Corporation included the following as an addition (deduction) to the capital costs of property and equipment subject to depletion:

Years ended December 31,	2010	2009

Future capital expenditures	$171,000	$152,700
Undeveloped properties	(69,100)	(69,900)
Estimated salvage values	(97,800)	(124,500)

Total net additional (deductible) costs	$4,100	$(41,700)

Prices used in the evaluation of the carrying value of the Corporation’s reserves for the purposes of the impairment test were:

As at December 31, 2010	Natural Gas (AECO C) $ per MMbtu	Crude Oil (Edmonton par 40 API) $ per bbl	NGL $ per bbl

2011	4.16	86.22	90.54
2012	4.74	89.29	91.96
2013	5.31	90.92	92.74
2014	5.77	96.19	94.82
Approximate % increase thereafter	2.0%	2.0%	2.0%

4.	CREDIT FACILITY

As at December 31,	2010	2009

Authorized credit facility	$170,000	$220,000

Prime rate loans	$-	$37,000
Bankers’ acceptance term loans	144,700	70,000
Prime rate revolving credit	2,576	1,462
Unamortized transaction costs	(1,692)	(1,279)

Advances under the credit facility	$145,584	$107,183

As at December 31, 2010, the Corporation’s credit facility (the “Facility”) of $170.0 million, arranged with a syndicate of banks, was comprised of a revolving term facility authorized at $155.0 million and a revolving working capital facility authorized at $15.0 million.  The Facility is subject to a review of the borrowing base twice a year on December 31 and May 31, and reaches term on July 1, 2011, at which time it may be extended.  If not extended in 2011 the Facility will mature 366 days later on July 2, 2012.

In addition to the drawn portion of the Facility, at December 31, 2010, $4.3 million (2009 – $3.8 million) of letters of credit were outstanding in favour of service providers to Compton.

Advances under the Facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

Prime rate and US Base rate plus 3.75%

Bankers’ Acceptances rate and LIBOR rate plus 4.75%

The effective interest rate on the Facility at December 31, 2010, was 4.8% (2009 – 5.9%).

The amount that may be drawn on the Facility is limited, in certain circumstances, by a provision contained in the note indenture governing the senior term notes: the adjusted consolidated net tangible assets test (“ACNTA”).  The ACNTA calculation is made quarterly and is based upon year end reserves utilizing December 31, 2010 constant dollar prices.  At December 31, 2010, the ACNTA test capped the borrowings under the credit facilities at $278.7 million (see also note 5 – “Senior Term Notes”).

The Facility is secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Corporation’s assets and undertakings.

5.	SENIOR TERM NOTES

As at December 31,	2010	2009

US$193.5 million, 10.00% due September 15, 2017(1)	$192,455	$-
US$45.0 million, 10.00% due September 15, 2011(1)	44,757	-
US$450.0 million, 7.625% due December 1, 2013	-	470,970
Unamortized transaction costs	-	(9,229)

Carrying value	$237,212	$461,741

Current	$44,757	$-
Non-current	192,455	461,741

Senior Term Notes	$237,212	$461,741
(1)	Arrangement transaction costs of $10.8 million have been expensed and reduce the gain recognized on the 2013 Senior Term Notes extinguished

On October 18, 2010, a Plan of Arrangement (the “Arrangement”) was completed, resulting in the extinguishment of the existing US$450.0 million 7.625% senior term notes due December 1, 2013, for:

(a)	US$193.5 million 10% notes due September 15, 2017 (the “2017 Senior Notes”);

(b)	US$45.0 million 10% notes due September 15, 2011 (the “2011 Mandatory Convertible Notes”); and

(c)	US$184.5 million of cash, in part funded by a draw of $145.0 million from the Facility.

Individual yields to maturity using the effective interest method are as follows:

2013 Senior Term Notes	8.15%

2011 Mandatory Convertible Notes	10.00%

2017 Senior Term Notes	10.00%

The 2017 Senior Notes are redeemable by the Corporation in whole or in part, subject to a maximum of 35% of face value prior to September 15, 2014.  The redemption amounts, expressed as a percentage of the face value are as follows:

October 18, 2010 to September 14, 2014	110.00%

September 15, 2014 to September 14, 2015	105.00%

September 15, 2015 to September 14, 2016	102.50%

September 15, 2016 to maturity	100.00%

The 2011 Mandatory Convertible Notes have been presented entirely as a financial liability.  Redemption or repayment of the 2011 Mandatory Convertible Notes, plus accrued and unpaid interest, may occur as follows:

(a)	Prior to maturity:

(i)	for cash;

(ii)	in whole or in part by application of the net proceeds of equity offerings; or

(iii)
at the option of the Corporation by conversion into the common shares of the Corporation based on a share price equal to 95% of the volume weighted average trading price per common share on the Toronto Stock Exchange for the 20 consecutive trading days ending on the third business day prior to the redemption date (the “Current Market Price”).

(b)	At maturity on September 15, 2011 by exchange of the principal amount plus accrued and unpaid interest with Common Shares of the Corporation, at the Current Market Price, for an equivalent amount.

The Senior Term Notes (the “Notes”) are unsecured and are subordinate to the Corporation’s Facility.

The indenture governing the Notes limits the extent to which Compton can incur incremental debt senior in priority and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and the Adjusted Consolidated Net Tangible Assets (the “ACNTA”) test if the Ratio test is not met.  At each quarter end, the Ratio must exceed a trailing four quarters 2.5 to 1 threshold.  If the Ratio is less than 2.5 to 1, the amount of debt senior in priority to the Notes that the Corporation may incur is limited to the value calculated under the ACNTA test.  At December 31, 2010, the Ratio was 2.16 to 1, falling below the minimum requirement.  The ACNTA provides that the Corporation may incur up to $278.7 million of debt under the credit facilities, plus certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Although these tests limit the amount of debt the Corporation may incur, Management does not anticipate these restrictions to have any limiting or adverse effect on the operations of the Corporation.

6.	MPP TERM FINANCING AND NON-CONTROLLING INTEREST

MPP is a limited partnership organized under the laws of the Province of Alberta and owns certain midstream facilities, including gas plants and pipelines in southern Alberta, through which Compton processes a significant portion of its production from the area.  Compton’s interaction with MPP is governed by agreements (the “MPP Agreements”) which provide for:

(a)	Compton’s management of the midstream facility;

(b)	the payment by Compton to MPP of a base processing fee and the reimbursement of MPP’s net out-of-pocket costs;

(c)	the dedication of Compton’s production and reserves from the defined area through the facilities; and

(d)	an option granted to Compton to purchase the MPP partnership at a predetermined amount on April 30, 2014.

Compton is considered to be the primary beneficiary of MPP’s operations, although it does not have an ownership interest in the midstream facilities.  Pursuant to AcG-15, Consolidation of Variable Interest Entities, the assets, liabilities, and operations of the Partnership are consolidated in these financial statements.  The equity in MPP is attributable to its third party owners and is recorded as a non-controlling interest in these consolidated financial statements, comprised of the following:

As at December 31,	2010	2009

Non-controlling interest, beginning of year	$4,199	$59,762
Earnings attributable to non-controlling interest	1,985	3,259
Distributions to limited partner	-	(3,822)
MPP term financing	-	(55,000)

Non-controlling interest, end of year	$6,184	$4,199

On April 30, 2009, Compton completed the renegotiation of the MPP Agreements for a further term of five years.  All agreements expire on April 30, 2014 with the exception of the agreement that dedicates Compton’s production and reserves from the defined area to the facilities which continues through April 30, 2024.  At the time of the renegotiation $55.0 million of the non-controlling interest was transferred to the MPP term financing caption in these consolidated financial statements, with a corresponding reduction in the non-controlling interest.  The MPP term financing is comprised of:

As at December 31,	2010	2009

Present value of the base processing fee	$19,552	$24,287
Purchase option	26,588	27,800
Unamortized transaction costs	(520)	(679)

MPP term financing	$45,620	$51,408

The base processing fee component of the MPP term financing is accounted for as an amortizing obligation paid in full over its term to April 30, 2014, through a monthly principal and interest payment totaling $0.8 million per month; the effective rate of interest is 10.55% per annum.

In these consolidated financial statements, the MPP net out-of-pocket costs are included in operating expense, the interest component of the base processing fee is included in interest and financing charges expense and the principal component of the base processing fee is recorded as a reduction in the MPP term financing liability.

The purchase option represents the pre-determined price at which Compton may, at its discretion, purchase the MPP partnership on April 30, 2014.  If Compton does not exercise this purchase option it may renew the MPP Agreements with terms and conditions to be negotiated at that time, or enter into an arrangement with the owners of the MPP facilities to process natural gas for Compton at a fee to be determined at that time.

The MPP Agreements prescribe minimum throughput volumes and dedicated reserves which, if not exceeded, may require a buy-down of the purchase option.  The minimum throughput volume of 64.47 mmcf/d is an average of the throughput volume of the preceding two consecutive calendar quarters.  The prepayment amount is $400,000 per 1.0 mmcf/d of shortfall.  Each prepayment of the purchase option will cause the minimum throughput volume to be adjusted downward to the average throughput volume of the preceding two consecutive calendar quarters.  In the event that the estimated dedicated reserves, as projected at April 30, 2014, are less than 200 BCF or have a discounted reserve value of less than $250 million using a 10% discount rate, the prepayment amount is the greater of $108,000 per $1 million of reserve value shortfall and $135,000 per 1.0 BCF of the reserves shortfall.

As of December 31, 2010, the threshold throughput volume was reduced to 61.51 mmcf/d.  The cumulative prepayments of the purchase option in 2010 were $1.21 million (2009 – $nil), reducing the amount of the MPP term financing liability.  Subsequent to year end, an additional payment of $1.2 million was made.  Internal estimates indicate that dedicated reserves will not exceed the minimum reserve test threshold at December 31, 2010.  The amount of any resulting prepayment, subject to third party verification, may approximate $4.8 million, which would be due prior to April 30, 2011.

7.	CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of working capital, long-term debt, and shareholders’ equity.  The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;

(b)	maintain an appropriate leverage relative to the risk of Compton’s underlying assets; and

(c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements.  Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program by divesting of assets and altering debt levels or by issuing equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to “Adjusted EBITDA”.  Adjusted EBITDA is defined as net earnings (loss) before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, goodwill written-off, unrealized foreign exchange and other gains (losses), unrealized risk management gains (losses) and other non-recurring expenses.

Compton targets a total net debt to total capitalization ratio of between 40% and 50% calculated as follows:

As at December 31,	2010	2009
Working capital (surplus) deficiency(1)	$21,185	$7,294
Credit facility(2)	145,584	107,183
MPP term financing(3)	45,620	51,408
Senior term notes(4)	237,212	461,741
Total net debt	449,601	627,626
Total shareholders’ equity	664,035	992,237

Total capitalization	$1,113,636	$1,619,863

Total net debt to total capitalization ratio	40.4%	38.7%
(1)   Adjusted working capital excludes risk management, future income taxes, current MPP term financing and Facility
(2)   Includes unamortized transaction costs of $1,692 (2009 – $1,279)
(3)   Includes unamortized financing fees of $520 (2009 – $679)
(4)   Includes unamortized original issue discount and related transaction costs of $nil (2009 – $9,229)

In 2009, the Corporation completed an equity financing (gross proceeds of $172.5 million) and the sale of a 3.75% overriding royalty interest (gross proceeds of $71.3 million) that significantly reduced the outstanding Facility.

In 2010, a further 1.25% overriding royalty interest was sold for gross proceeds of $23.8 million, which along with sale proceeds of $150.2 million from property dispositions were applied to reduce the Facility.  In addition, the completion of the Arrangement in respect of the Notes further reduced Compton’s net debt position; see note 5 – “Senior Term Notes”.

Compton’s US dollar denominated Notes are translated into Canadian dollars at the prevailing exchange rate at period end.  Any change from the previous measurement is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the Notes.  The carrying value of the Notes at December 31, 2010, reflect an unrealized foreign exchange gain of $4.8 million (2009 – $80.1 million).

Compton targets a total net debt to Adjusted EBITDA of 2.5 to 3.0 times.  At December 31, 2010, total net debt to Adjusted EBITDA was 3.7x (2009 – 5.9x) calculated on a trailing 12 month basis as follows:

As at December 31,	2010		2009

Total net debt	$449,601		$627,626

12 months ended December 31,	2010		2009

Net earnings (loss)	$(330,854)		$(8,330)
Add (deduct)
Interest and finance charges	48,709		56,886
Income taxes	(110,177)		(24,102)
Depletion and depreciation	502,878		134,710
Accretion of asset retirement obligations	4,264		3,242
Unrealized foreign exchange and (gains) losses	(4,842)		(80,100)
Unrealized risk management (gains) losses	(9,151)		9,510
Other expenses	19,873		4,816
Goodwill written-off	-		9,933

Adjusted EBITDA	$120,700		$106,565

Total net debt to Adjusted EBITDA	3.7	x	5.9	x

Low natural gas prices over the past two years have affected the Corporation’s Adjusted EBITDA.  As a result, Compton’s total net debt to Adjusted EBITDA at December 31, 2010, is greater than the internal targeted factor of 2.5 to 3.0 times.  The Corporation has taken significant steps to reduce its overall debt to achieve its internal targets, and continues to explore opportunities to further reduce debt levels and improve capital measures.

Compton is subject to certain covenants relating to its Facility and Notes.  At December 31, 2010, the Corporation was in compliance with all the covenants of the Facility and Notes, except is restricted to the amount of incremental borrowing (see note 5 – “Senior Term Notes”).

8.	ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and natural gas assets:

As at December 31,	2010	2009

Asset retirement obligations, beginning of year	$41,812	$34,281
Obligations incurred	5,334	285
Obligations settled and disposed	(11,873)	(9)
Accretion expense	4,264	3,242
Revision of estimate	21,014	4,013

Asset retirement obligations, end of year	$60,551	$41,812

The total undiscounted amount of estimated cash flows required to settle the obligations was $346.8 million (2009 - $277.7 million), which has been discounted using a credit-adjusted risk free rate of 10.5% (2009 – 10.5%).  Due to the Corporation’s long reserve life, the majority of these obligations are not expected to be settled until well into the future.  Settlements will be funded from general Corporation resources at the time of retirement and removal.

9.	CAPITAL STOCK

(a)	Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)	Issued and outstanding

As at December 31,	2010		2009
	Number of Shares	Amount	Number of Shares	Amount

Common shares outstanding,
beginning of year	263,573	$386,706	125,760	$237,703
Shares issued under public offering(1)	-	-	138,000	149,357
Shares issued for services	-	-	-	-
Shares issued under stock option plan	6	8	-	-
Shares repurchased	-	-	(187)	(354)

Common shares outstanding,
end of year	263,579	$386,714	263,573	$386,706
(1)	Net of share issue costs of $12.7 million, and $13.8 million ascribed to the value of the share purchase warrants, less future income tax benefits of $3.3 million

On October 5, 2009, the Corporation closed a fully subscribed equity financing for total net proceeds of $161.9 million on a bought deal basis.  Pursuant to the financing, 138,000,000 units were issued at a price of $1.25 per unit.  Each unit was comprised of one common share and one common share purchase warrant.

(c)	Share purchase warrants

Each share purchase warrant entitles the holder to acquire one additional common share at a price of $1.55 at any time prior to October 5, 2011.  A fair value of $0.10 has been ascribed to each warrant ($13.8 million in total) and recorded as equity, reducing the carrying value of shares issued under the October 5, 2009 public offering.  The fair value of the warrants was determined using the modified Black-Scholes option pricing model and assumes an expected volatility of approximately 55%, a risk free rate of return of 1.25% and a weighted average life of two years.  At December 31, 2010 none of the issued warrants had been exercised.

(d)	Mandatory convertible notes

The Corporation has issued mandatory convertible notes as described in note 5 – “Senior Term Notes”.  These mandatory convertible notes are convertible, in whole or in part, into common shares of the Corporation at the option of the Corporation prior to maturity if not redeemed for cash.   If not redeemed prior to maturity, at maturity the mandatory convertible notes are converted into common shares of the Corporation.

(e)	Shareholder rights plan

The Corporation has a shareholder rights plan (the “Plan”) to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Corporation.

Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding.  In the event that an acquisition of 20% or more of the Corporation’s shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder, other than holders not in compliance with the Plan, to acquire a common share at a 50% discount to the market price at that time.

10.	PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

Years ended December 31,	2010	2009	2008

Weighted average common shares
outstanding – basic	263,579	158,846	129,500
Effect of stock options	6	327	2,531

Weighted average common shares
outstanding - diluted	263,585	159,173	132,031

In calculating diluted earnings per common share for the year ended December 31, 2010, the Corporation excluded 15,017,421 options (2009 – 8,159,570; 2008 – 5,666,075) and 138,000,000 share purchase warrants (2009 – 138,000,000; 2008 – n/a) as the exercise price was greater than the average market price of its common shares in those years.

In the case of a loss, the effect of stock options potentially exercisable on diluted net loss per share is anti-dilutive.  Therefore basic and diluted net loss per share are the same.

11.	STOCK-BASED COMPENSATION PLANS

(a)	Stock option plan

The Corporation has a stock option plan for employees, including officers and directors.  The exercise price of each option approximated the market price for the common shares on the date the option was granted.  Options granted under the plan before June 1, 2003 are fully exercisable and will expire ten years after the grant date.  Options granted under the plan after May 31, 2003 and before October 12, 2009 are generally fully exercisable after four years and expire five years after the grant date.  Options granted under the plan after October 11, 2009, are generally fully exercisable after three years and expire five years after the grant date.

The following tables summarize the information relating to stock options:

As at December 31,	2010		2009
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price

Outstanding, beginning of year	10,750	$4.66	11,131	$8.07
Granted	7,851	$0.97	5,981	$1.11
Exercised	(6)	$0.86	-	$-
Forfeited	(3,555)	$3.53	(6,362)	$7.29

Outstanding, end of year	15,040	$2.50	10,750	$4.66

Exercisable, end of year	4,378	$5.52	4,001	$8.50

The range of exercise prices of stock options outstanding and exercisable at December 31, 2010 is as follows:

	Outstanding options			Exercisable options
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options outstanding	Weighted average exercise price
$0.79 - $1.00	8,816	3.9	$0.95	597	$0.90
$1.01 - $2.00	3,675	3.6	$1.24	1,481	$1.19
$2.01 - $3.00	8	0.7	$2.98	8	$2.98
$3.01 - $4.00	259	1.0	$3.87	259	$3.87
$4.01 - $17.15	2,282	1.0	$10.33	2,033	$10.25

	15,040	3.3	$2.50	4,378	$5.52

(b)     Contributed surplus
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighed average assumptions for grants as follows:

Years ended December 31,	2010	2009	2008

Weighted average fair value of options granted	$0.32	$0.47	$1.20
Risk-free interest rate	2.3%	1.7%	2.3%
Expected life (years)	5.0	2.8	3.5
Expected volatility	60.0%	60.4%	53.2%

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

As at December 31,	2010	2009

Contributed surplus, beginning of year	$36,104	$33,030
Stock-based compensation expense	2,647	2,921
Stock options exercised	(3)	-
Excess of book value over purchase price
on normal course issuer bid	-	153

Contributed surplus, end of year	$38,748	$36,104

(c)	Restricted share unit plan

On March 1, 2008, the Corporation implemented a Restricted Share Unit Plan (“RSU” or “the RSU Plan”) for employees, officers and directors.  The purpose of the RSU Plan is to attract and retain personnel necessary to the successful operation of the Corporation and promote greater alignment of their interests to that of Compton’s shareholders.  Under the RSU Plan and at the direction of the Board of Directors, RSUs may be granted to persons eligible under the RSU Plan.  Generally RSUs so granted vest over three years commencing with the first anniversary date of the grant and entitles the holder to receive a cash payment equal to the fair market value of one common share of Compton per vested RSU.  As at December 31, 2010, there are 223,000 RSUs outstanding under the RSU Plan granted to officers and directors of the Corporation.

During the year ended December 31, 2009, the Corporation recognized $1.2 million as a strategic review cost related to the guaranteed intrinsic value of the RSUs issued to employees.  The remaining liability of $1.0 million is included in accounts payable as at December 31, 2010.  All outstanding RSUs expire in 2011.

(d)	Stock-based compensation expense

Amounts charged to stock-based compensation expense are as follows:

Years ended December 31,	2010	2009	2008

Stock option plan	$2,647	$2,921	$8,826
Share appreciation rights plan	-	-	(970)
Employee share purchase plan	1,015	1,226	1,718

	$3,662	$4,147	$9,574

12.	INTEREST AND FINANCE CHARGES

Amounts charged to expense are as follows:

Years ended December 31,	2010	2009	2008

Interest on bank debt, net	$4,424	$11,268	$20,280
Interest on senior term notes	34,716	41,032	38,228
Other finance charges	9,569	4,586	2,403

Total interest and finance charges	$48,709	$56,886	$60,911

Other finance charges include bank service charges and fees, MPP interest and other miscellaneous interest revenue and expenses.

13.	FOREIGN EXCHANGE AND OTHER (GAINS) LOSSES

Years ended December 31,	2010	2009	2008
Foreign exchange on translation of US$ debt	$(4,842)	$(80,100)	$106,425
Foreign exchange and gain on extinguishment of US$ debt(1)	(23,299)	-	-
Other foreign exchange	1,117	(2,779)	(82)
Other (gains) losses	(1,861)	(1,931)	7,439

Foreign exchange and other (gains) losses	$(28,885)	$(84,810)	$113,782
(1)	Includes a settlement gain of $9.0 million relating to the extinguishment of Senior Term Notes

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At December 31, 2010, the Corporation’s financial assets and liabilities consist of cash, accounts receivable, other current assets, accounts payable, Facility, Notes, risk management assets and liabilities relating to the use of derivative financial instruments and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

(a)	Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

As at December 31,	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held for trading
Other current assets(1)	$4,812	$4,812	$14,287	$14,287
Risk management assets(2)	$8,041	$8,041	$198	$198
Loans and receivables
Accounts receivable	$29,515	$29,515	$37,389	$37,389

Financial liabilities
Held for trading
Risk management liabilities(2)	$116	$116	$1,425	$1,425
Other financial liabilities
Accounts payable	$55,512	$55,512	$58,970	$58,970
Credit facility	$145,584	$147,276	$107,183	$108,462
MPP term financing(2)	$45,620	$46,140	$51,408	$52,087
Senior term notes	$237,212	$202,810	$461,741	$362,647
(1)	Includes royalty deposits and marketable securities
(2)	Includes current and long term

The carrying amount of cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest.  The Facility and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes.  The Notes trade in the US and the estimated fair value was determined using quoted market prices.  Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, or in their absence, third-party indicators and forecasts.  The Corporation’s financial instruments classified as held for trading are included in Levels 1 and 2 of the hierarchy for fair value instruments.  Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

(b)	Risk management assets and liabilities

(i)	Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

As at December 31,	2010	2009
Unrealized gain
Current asset	$8,041	$198
Unrealized loss
Current liability	(116)	(94)
Non-current liability	-	(1,331)

Total unrealized gain (loss)	$7,925	$(1,227)

(ii)	Net fair value of commodity positions

On December 31, 2010, the Corporation had the following commodity contracts in place:

Commodity	Term	Notional Volume	Average Price	Mark-to- Market Gain (Loss)
Natural Gas
Collar	Jul./09 – Jun./11	30,250 GJ/d	$4.52 - $7.02/GJ	$5,378
Collar	Jul./09 – Oct./11	10,000 GJ/d	$4.50 - $7.00/GJ	2,663
Electricity
Swap	Jan./10 – Dec./11	84 MWh/d	$50.74/MWh	(63)
				7,978
Currency US Dollar Swap	March 15, 2011	$9.8 million	$1.00	(53)

Total unrealized commodity gain (loss)				$7,925

Subsequent to year end, the Corporation entered into the following contracts:

Type	Term	Volume	Average Price
Commodity
Natural Gas Swap	Apr./11 – Oct./11	15,000 MMBtu/d	USD $4.64/MMBtu
NYMEX basis	Apr./11 – Oct./11	15,000 MMBtu/d	USD ($0.64)/MMBtu

Currency US Dollar Swap	Sept. 15, 2011	$9.7 million	$1.00

(c)	Risk management gains and losses

Risk management gains and losses recognized in the consolidated statements of earnings (loss) and other comprehensive income during the years relating to commodity prices and foreign currency transactions are summarized below:

Years ended December 31,	Commodity Contracts	Foreign Currency	2010 Total	2009 Total	2008 Total

Unrealized change in fair value	$(9,204)	$53	$(9,151)	$9,510	$(2,546)
Realized cash settlements	(12,014)	-	(12,014)	(29,983)	(18,993)

Total (gain) loss	$(21,218)	$53	$(21,165)	$(20,473)	$(21,539)

The gains and losses realized during the year on the electricity contract are included in operating expenses.

(d)	Risk associated with financial assets and liabilities

The Corporation is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

(i)	Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

—         Commodity price risk

The Corporation is exposed to commodity price movements as part of its normal oil and gas operations.  Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil, natural gas and electricity prices to mitigate volatility in commodity prices and the resulting impact on cash flows.  The contracts entered into are forward transactions providing the Corporation with a range of prices on the commodities sold.  Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts and AESO for electricity contracts.  Prices are valued in Canadian dollars unless otherwise disclosed.  The Corporation does not use derivative contracts for speculative purposes.

With respect to commodity contracts in place at December 31, 2010, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and negatively impacted before tax earnings by approximately $6.5 million (2009 - $3.6 million).  A similar decline in commodity prices would have increased the fair value of the derivative financial instrument and positively impacted before tax earnings by approximately $9.8 million (2009 - $3.6 million).

—         Foreign exchange rate risk

The Corporation is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar.  Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Corporation’s expenses are denominated in Canadian dollars.  To mitigate the exposure to the fluctuating Canada/US exchange rate the Corporation maintains a mix of US and Canadian dollar denominated debt.  In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

At December 31, 2010, with respect to the Corporation’s Notes, a $0.01 change in the US$/Cdn$ exchange rate would impact the value of the Notes by $2.4 million (2009 - $4.5 million) and increase or decrease before tax earnings by $2.6 million (2009 - $4.8 million).

With respect to foreign exchange forward contracts in place at December 31, 2010, an increase of $0.01 in the US$/Cdn$ exchange rate, holding all other variables constant, would have increased the fair value of the financial instrument and positively impacted before tax earnings by approximately $0.1 million.  A similar decline in foreign exchange rate would have had the opposite impact.

—         Interest rate risk

The Corporation is exposed to interest rate risk principally associated with borrowings.  Floating rates, associated with bank debt, expose the Corporation to short-term movements in interest rates.  Fixed rates, associated with Notes, introduce risk at the time of maturity if replacement bonds are issued.

The Corporation partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.  Entering into interest rate swap transactions, when deemed appropriate, is another means of managing the fixed/floating rate debt portfolio mix.

The Corporation’s cash flows are impacted by changes in interest rates on the Facility.  At December 31, 2010, a 100bps change in interest rates would have impacted before tax earnings by $0.9 million (2009 - $2.5 million) assuming the change in interest rates occurred at the beginning of the year.

(ii)       Credit risk

The Corporation is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Corporation.

A significant portion of Compton’s accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks.  The allowance for doubtful accounts is less than 2% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners.  Substantially all of the receivable balances at December 31, 2010 were current.

Derivative financial instrument contracts are with investment grade Canadian and International financial institutions that are also members of the Corporation’s banking syndicate.  At December 31, 2010, three financial institutions held all of the outstanding financial instrument contracts.  Derivative electricity contracts are with the Corporation’s power provider.

The Corporation regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria.  As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Corporation’s financial assets is the carrying amount.

(iii)      Liquidity risk

Compton believes it has significantly improved its capital structure, and continues to have flexibility to adjust its capital structure further by modifying its capital expenditure program, divesting of assets and by issuing new debt or equity to maintain liquidity.  Despite the improvements, Compton remains exposed to liquidity risk, which is the risk that the Corporation will be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Mitigation of this risk is achieved through the active management of cash and debt.

In managing liquidity risk, in addition to cash flow generated from operating activities, the Corporation has funds available under its Facility.  The Facility provides for accommodations by way of prime loan, bankers’ acceptance, US base rate loan or LIBOR loan.  Canadian and US direct advances bear interest at the bank’s prime lending rate plus applicable margins.  Amounts drawn through bankers’ acceptance or LIBOR loans bear interest at the market rate for these products plus a stamping fee based on the Corporation’s debt to trailing cash flow ratio (see also note 19 – “Commitments and Contingent Liabilities”).

15.	DEFINED BENEFIT PENSION PLAN

There are 34 employees of MPP currently enrolled in a co-sponsored, defined benefit pension plan.  Information relating to the MPP retirement plan is outlined below:

As at December 31,	2010	2009
Accrued benefit obligation
Accrued benefit obligation – beginning of year	$7,343	$6,087
Current service cost	222	151
Interest cost	489	455
Benefits paid	(275)	(526)
Employee contributions	93	93
Actuarial (gain) loss	1,301	1,082

Accrued benefit obligation – end of year	$9,173	$7,343

Fair value of plan assets
Fair value of plan assets – beginning of year	$7,457	$6,030
Employee contributions	93	93
Employer contributions	354	517
Benefits paid	(275)	(526)
Actual return on plan assets	1,017	1,343

Fair value of plan assets – end of year	$8,646	$7,457

Accrued benefit asset
Funded status – plan assets less than benefit obligation	$(527)	$114
Unamortized net actuarial (gain) loss	840	5
Unamortized past service costs	516	585

Accrued benefit asset, included in other assets(1)	$829	$704
(1)	Included as a component of other long term assets

Pension expense, included in operating expense, is as follows:

Years ended December 31,	2010	2009

Current service cost	$206	$151
Interest on accrued benefit obligation	489	455
Interest on assets	(551)	(423)
Amortization of past service cost	69	69

Pension expense, included in operating expense	$213	$252

Economic assumptions used to determine benefit obligation and periodic expense were:

Years ended December 31,	2010	2009

Discount rate	5.50%	6.50%
Expected rate of return on assets	7.00%	7.25%
Rate of compensation increase	3.00%	3.00%
Average remaining service period of covered employees	16 years	16 years

16.	INCOME TAXES

(a)	The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

Years ended December 31,	2010	2009	2008

Earnings (loss) before taxes and non-controlling interest	$(439,046)	$(29,173)	$(22,557)

Canadian statutory rates	28%	29.0%	29.5%
Expected income taxes	$(122,933)	$(8,460)	$(6,654)
Effect on taxes resulting from:
Non-deductible stock-based compensation	1,025	845	2,611
Effect of tax rate changes and temporary
differences recorded at future rates	8,648	(4,953)	1,870
Non-taxable capital (gains) losses	(261)	(11,896)	14,260
Goodwill write-down	-	2,881	-
Other	3,344	(2,519)	2,737

Provision for income taxes	$(110,177)	$(24,102)	$14,824

Current	$10	$94	$36
Future	(110,187)	(24,196)	14,788

	$(110,177)	$(24,102)	$14,824

(b)	Future income taxes are classified on the balance sheet as:

As at December 31,	2010	2009

Current asset	$(31)	$(12)
Current liability	2,131	58
Non-current liability	165,569	277,728

Net future income tax liability(1)	$167,669	$277,774
(1)	Future income taxes of $3.3 million have been presented net in equity for the impact of share issuance costs

The net future income tax liability is comprised of:

As at December 31,	2010	2009

Future income tax liabilities
Property and equipment in excess of tax values	$204,104	$255,982
Timing of partnership items	-	44,183
Foreign exchange gain on long-term debt	605	5,298
Other	2,641	-
Future income tax assets
Non-capital losses carried forward	(17,345)	(12,481)
Attributed Canadian royalty income	(2,729)	(2,729)
Asset retirement obligations	(15,230)	(10,454)
Other	(4,377)	(2,025)

Net future income tax liability	$167,669	$277,774

The non-capital losses available for carry forward to reduce taxable income in future years expire between 2015 through 2027.  In addition, the Corporation has income tax pools of approximately $588.2 million available to reduce future years’ taxable income.

17.	OTHER EXPENSES

Years ended December 31,	2010	2009	2008
Terminated office lease costs	$14,326	$-	$-
Strategic review costs	-	2,550	35,490
Restructuring costs	5,547	2,266	-

	$19,873	$4,816	$35,490

On June 30, 2008, the Corporation began a strategic review process that concluded December 31, 2008 for an aggregate cost of $38.0 million.  Certain trailing costs were expensed as incurred in 2009.  The Corporation also initiated a restructuring process in conjunction with its recaptilization.

Terminated office lease costs relate to the rent on unused office space and a one-time payment of $11.6 million to return unused office space to the landlord, terminating the Corporations obligation under the lease for the space.  The non-recurring costs of the surplus office lease, including the one-time payment, have reduced cash flow in 2010 by $12.7 million.  The lease termination payment reduces the rent obligation in future periods.

18.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items increased (decreased) cash as follows:

Years ended December 31,	2010	2009	2008

Accounts receivable and other current assets	$13,518	$27,636	$18,204
Accounts payable	(3,552)	(65,461)	(25,504)

	$9,966	$(37,825)	$(7,300)
Net change in non-cash working capital
Relating to:
Operating activities	$8,191	$(16,605)	$44,350
Investing activities	1,775	(21,220)	(51,650)

	$9,966	$(37,825)	$(7,300)

Amounts paid during the year relating to interest expense and income taxes were as follows:

Years ended December 31,	2010	2009	2008

Interest paid	$47,868	$56,041	$60,278

Current income taxes paid	$-	$45	$44

19.	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Commitments

The Corporation has committed to certain payments over the next five years, as follows:

	2011	2012	2013	2014	2015	Thereafter

Credit facility	$147,276	$-	$-	$-	$-	$-
Senior term notes	44,757	-	-	-	-	192,455
MPP term financing	15,575	9,592	9,592	23,802	-	-
Accounts payable	55,512	-	-	-	-	-
Operating leases	719	806	-	-	-	-
Office facilities	1,893	1,938	2,001	2,001	2,046	5,449

	$265,732	$12,336	$11,593	$25,803	$2,046	$197,904

Compton intends to renew its Facility, therefore the repayment is not expected to occur, although has been included in the schedule of commitments consistent with its current term.

The 2011 Mandatory Convertible Notes have been reflected above consistent with Management’s target to repay in cash.  If not completed prior to maturity at September 15, 2011, these will convert to equity with no cash impact.

Payments to MPP relate to payments made pursuant to a processing agreement between the Corporation and MPP which, together with associated management and option agreements, expire on April 30, 2014.  Included in the 2011 amounts are prepayments of the purchase option of $6.0 million.

Commitments on operating leases relate to arrangements on certain production facilities.  The annual commitment includes rental payments as well as the buyout option at the end of the lease term.  It is the Corporation’s intention to purchase these assets as they come due.

In 2009, the Corporation entered into a purchase and sale agreement for the sale of an overriding royalty (“ORR”) of 5.0% to a third party.  The ORR represents a commitment of 5.0% of the Corporation’s future gross production revenue, less certain transportation costs and marketing fees, on the existing land base as at September 26, 2009.

(b)	Legal proceedings

The Corporation is involved in various legal claims associated with normal operations.  In Management’s opinion these claims, although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

(c)	Subsequent event

Subsequent to the year end the Corporation closed on the sale of non-core properties for total proceeds of $15.6 million.

20.	RECLASSIFICATION

Certain amounts disclosed in prior periods have been reclassified to conform with current period presentation.

21.	UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

Reconciliation of consolidated financial statements to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conforms to accounting principles generally accepted in the United States of America (“US GAAP”).  The significant differences in those principles, as they apply to the Company’s statements of earnings (loss) and other comprehensive income, balance sheets, and statements of cash flow, are described below.

Reconciliation of Net Earnings (Loss) under Canadian GAAP to US GAAP

For the years ended December 31,	2010	2009	2008

Net earnings (loss) for year, as reported	$(330,854)	$(8,330)	$(43,003)
Adjustments
Deferred financing costs, net, note (c)	4,894	-	-
Depletion and depreciation, net, note (a)	76,617	39,819	(21,806)
Business combination, net, note (e)	-	201	-
Ceiling test write-down, net, note (a)	252,883	(489,272)	(566,441)

Net earnings (loss) – US GAAP	$3,490	$(457,582)	$(631,250)

Consolidated Statements of Earnings (Loss) – US GAAP

For the years ended December 31,	2010	2009	2008

Revenue, net of royalties	$186,027	$200,202	$490,374
Expenses
Operating	66,134	84,554	112,723
Transportation	6,901	7,759	9,860
Other expenses	19,873	4,816	35,490
Administrative	22,702	28,611	31,015
Interest and finance charges	48,709	56,886	60,911
Depletion and depreciation, note (a)	63,609	733,983	942,301
Foreign exchange and other (gains) losses, note (c)	(35,448)	(84,810)	113,782
Accretion of asset retirement obligations	4,264	3,242	3,142
Stock-based compensation, note (f)	3,662	4,147	9,574
Risk management gain	(21,165)	(20,473)	(21,539)
Goodwill written-off, note (e)	-	9,774	-
Earnings (loss) before taxes and
non-controlling interest	61,786	(628,287)	(806,885)
Income tax expense (recovery), notes (a)(c)(e)	1,311	(173,964)	(181,257)
Non-controlling interest	1,985	3,259	5,622

Net earnings (loss) – US GAAP	$3,490	$(457,582)	$(631,250)

Net earnings (loss) per common share – US GAAP
Basic	$0.01	$(2.88)	$(4.87)
Diluted	$0.01	$(2.87)	$(4.78)

Consolidated Statements of Other Comprehensive Income (Loss) – US GAAP

For the years ended December 31,	2010	2009	2008

Net earnings (loss) – US GAAP	$3,490	$(457,582)	$(631,250)
Defined benefit pension plan, note (d)	(574)	(71)	434

Comprehensive income (loss)	$2,917	$(457,653)	$(630,816)

Consolidated Statements of Accumulated Other Comprehensive Income (Loss) – US GAAP

As at December 31,	2010	2009	2008

Balance, beginning of year	$(463)	$(392)	$(826)
Defined benefit pension plan, note (d)	(574)	(71)	434

Balance, end of year	$(1,037)	$(463)	$(392)

Condensed Consolidated Balance Sheets

As at December 31,	2010		2009
	As reported	US GAAP	As reported	US GAAP restated

Assets
Current assets, note (c)	$42,399	$44,254	$51,886	$51,886
Property and equipment, note (a)	1,339,310	384,217	1,944,196	549,834
Other assets, notes (c)(d)	805	5,203	679	8,730
Future income taxes, notes (a)(c)	-	72,698	-	71,343

	$1,382,514	$506,372	$1,996,761	$681,793

Liabilities and shareholders’ equity
Current liabilities	$259,198	$259,690	$170,906	$170,906
Long-term debt, note (c)	192,455	192,455	461,741	469,703
Asset retirement obligations	60,551	60,551	41,812	41,812
Risk management loss	-	-	1,331	1,331
Unfunded pension liability, note (d)	-	526	-	-
MPP term financing, note (g)	34,522	41,226	46,807	51,685
Future income taxes, notes (a)(c)	165,569	-	277,728	-
Non-controlling interest, note (g)	6,184	-	4,199	-

	718,479	554,448	1,004,524	735,437

Capital stock, note (b)	386,714	416,701	386,706	416,693
Share purchase warrants	13,800	13,800	13,800	13,800
Contributed surplus	38,748	38,748	36,104	36,104
Retained earnings (deficit)	224,773	(516,288)	555,627	(519,778)
Accumulated other comprehensive
income (loss), note (d)	-	(1,037)	-	(463)

	664,035	(48,076)	992,237	(53,644)

	$1,382,514	$506,372	$1,996,761	$681,793

Condensed Consolidated Statements of Cash Flow

For the years ended December 31,	2010	2009	2008

Operating activities
Net earnings (loss)	$3,490	$(457,582)	$(631,250)
Amortization and other	5,342	(1,123)	7,422
Depletion and depreciation	63,609	733,983	942,301
Accretion of asset retirement obligations	4,264	3,242	3,142
Unrealized foreign exchange (gain) loss	(25,924)	(80,100)	106,425
Future income taxes	1,301	(174,058)	(181,293)
Unrealized risk management (gain) loss	(9,151)	9,510	(2,546)
Other	(10,018)	1,793	11,680
Goodwill	-	9,774	-
Change in non-cash working capital	8,191	(16,605)	44,350

Cash from operating activities	41,104	28,834	300,231

Cash from financing activities	(173,031)	(29,942)	(119,776)

Cash from investing activities	131,927	(2,784)	(185,228)

Change in cash	-	(3,892)	(4,773)

Cash, beginning of year	-	3,892	8,665

Cash, end of year	$-	$-	$3,892

Notes to the consolidated financial statements

(a)	Full cost accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and US GAAP differ in the following respects.

Depletion and depreciation on property and equipment is provided using the unit-of-production method under Canadian and US GAAP.  Both methods use proved reserves to determine the rate.  However, for Canadian GAAP, proved reserves are determined using forecasted prices whereas US GAAP applies average constant prices.  This reconciling item resulted in a $76.6 million, net of tax, decrease to depletion and depreciation expense for US GAAP purposes during the period ended December 31, 2010 (December 31, 2009 - $39.8 million decrease; December 31, 2008 - $21.8 million increase).

Under US GAAP, an impairment test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated average constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes.  Under Canadian GAAP, a similar impairment test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairments exist.  If impairment exists, then the amount of the write-down is determined using the fair value of reserves.  An expense recorded in one period may not be reversed in a subsequent period even though higher oil and gas prices may have increased the ceiling applicable to the subsequent period.

The Corporation has completed an impairment test calculation at December 31, 2010 based on the average prices in effect on the first day of each month in the year. At December 31, 2010, the carrying value of the assets exceeded the ceiling threshold by $22.4 million net of tax, indicating an impairment (2009 - $489.3 million net, 2008 - $566.4 million net) which was charged to earnings.  The impairment amount of $275.2 million net, recognized at December 31, 2010 under Canadian GAAP was reversed back to petroleum and natural gas assets for a net adjustment of $252.8 million.

(b)	Future income taxes

Under US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates.  The future income tax adjustments included in the reconciliation of net earnings under Canadian GAAP to US GAAP and the balance sheet effects include the impact of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

US GAAP requires flow-through shares be recorded at their fair value without any adjustment for the renouncement of the tax deductions and any temporary difference resulting from the renouncement must be recognized in the determination of tax expense in the year incurred.

The cumulative retained earnings adjustment relating to flow-through shares issued prior to December 31, 2003 was $30.0 million.

The net future income tax liability (asset) is comprised of:

As at December 31,	2010	2009

Future income tax liabilities
Timing of partnership items	$-	$44,183
Foreign exchange gain on long-term debt	605	5,298
Other	2,641	-
Future income tax assets
Non-capital losses carried forward	(17,345)	(12,481)
Property and equipment less than tax values	(33,671)	(93,089)
Attributed Canadian royalty income	(2,729)	(2,729)
Asset retirement obligations	(15,230)	(10,454)
Other	(4,377)	(2,025)

Future income taxes	$(70,106)	$(71,297)

Net future income taxes, less	$(70,106)	$(71,297)
Current portion, net	2,592	46
Non-current future income taxes	$(72,698)	$(71,343)

(c)	Deferred financing charges

Under Canadian GAAP, transaction costs associated with the issuance and retirement of senior term notes have been expensed in the period.  Transaction costs associated with the MPP agreements are deferred and the unamortized balance is netted against long-term debt.  Under US GAAP these costs are deferred to other assets and amortized over the life of the agreement.  At December 31, 2010, $4.9 million, net of tax, was reclassed from earnings and $0.5 million was reclassed from MPP term financing liability and recognized in other assets, current and long term.  At December 31, 2009, $8.0 million of previously deferred transactions costs associated with senior term notes and $0.7 million of cost associated with the MPP agreements were reclassified from long term debt to other assets.

(d)	Defined benefit pension plan

For US GAAP purposes, the Corporation follows ASC Topic 715 “Compensation Retirement Benefits”.  As a result, the Corporation recognizes the over or under funded status of defined benefit pension plans on the balance sheet as either an asset or liability and to recognize changes in the funding status through other comprehensive income.  Canadian GAAP currently requires recognition of the accrued benefit or liability, however, does not require the Corporation to recognize the funded status of the plan on the balance sheet.

(e)	Business combination

On August 15, 2007, Compton closed the acquisition of Stylus Energy Inc.  During the five month period prior to close, the Corporation had acquired 3.7% of the issued and outstanding shares of Stylus on the open market.  US GAAP requires retroactive restatement of the initial 3.7% to an equity investment from the date of acquisition to the date of consolidation on change of control.  The application of this standard to the acquisition resulted in a fiscal 2007 charge to earnings of $201 thousand net of tax recovery and a corresponding adjustment to goodwill.  At December 31, 2009, the balance of goodwill was written off to earnings.

(f)	Share based payments

On March 1, 2008, Compton implemented a RSU plan as disclosed in note 11 of the December 31, 2010 consolidated financial statements.  Under Canadian GAAP the obligations of the plan are recorded using the intrinsic value method.  US GAAP, under ASC Topic 718, “Compensation – Stock Compensation”, measures the obligation using the fair value method.  The Corporation has determined that there was no difference in the obligation using either method.

(g)	MPP term financing

In April 2009, the terms of the renewed processing agreement, between Compton and the Mazeppa Processing Partnership (“MPP”), changed sufficiently such that the Corporation has bi-furcated the payments made to MPP under the agreement between current liabilities, long term liabilities and non-controlling interest (“NCI”).  Under US GAAP, bi-furcation is not permitted and consequently, the entire amount of the NCI has been classified to MPP term financing.

(h)	Receivable and payable amounts

As at December 31,	2010	2009

Accounts receivable includes the following:
Revenue receivable	$1,280	$1,453
Joint interest receivable	4,894	6,540
Accruals	22,704	28,038
Other receivables	637	1,358

	$29,515	$37,389

Accounts payable includes the following:
Trade payables	$6,269	$6,400
Royalties payable	713	1,363
Accruals	48,116	51,065
Other payables	414	142

	$55,512	$58,970

(i)	Recent accounting pronouncements

New and revised accounting pronouncements have been evaluated by the Corporation and it was determined that the following may have a significant impact on the consolidated financial statements:

(i)
In 2010, the Corporation adopted, for US GAAP purposes, ASC Topic 810, “Consolidation”.  The revised standard changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated.  The statement also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity.  The standard is effective at the beginning of the first annual reporting period after November 15, 2009.  The adoption of this standard has had no material impact on the consolidated financial statements.

Supplemental Oil and Natural Gas Information (unaudited)

(A)	Net Proved Oil and Natural Gas Reserves

The net proved oil and natural gas reserve estimates as at December 31, 2010, 2009 and 2008 set forth below were prepared in accordance with guidelines established by the Securities and Exchange Commission and accordingly were based on existing economic and operating conditions.  Oil and natural gas prices in effect, and determined within the guidelines, were used without any escalation.  Operating costs, royalties, and future development costs were based on current costs with no escalation.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures.  The following reserve data represents estimates only and should not be construed as being exact.  Moreover, the present value should not be construed as the current market value of the Corporation’s oil and natural gas reserves or the costs that would be incurred to obtain equivalent reserves.  All of the reserves are located in Canada.

Reserve Quantity Information

Years ended December 31,	2010		2009		2008
	Crude oil & NGL’s	Natural Gas	Crude oil & NGL’s	Natural Gas	Crude oil & NGL’s	Natural Gas
	(mbbls)	(mmcf)	(mbbls)	(mmcf)	(mbbls)	(mmcf)

Balance, beginning of year	8,522	326,878	11,417	529,204	20,886	602,981
Revisions of previous estimates	(305)	(47,803)	(1,015)	(132,051)	(3,961)	(68,793)
Extensions, discoveries and
other additions	463	17,221	123	8,057	1,213	64,467
Acquisitions of minerals in place	-	-	-	-	41	1,923
Dispositions of minerals in place	(1,586)	(37,196)	(1,127)	(42,258)	(5,383)	(29,147)
Production	(715)	(29,185)	(876)	(36,074)	(1,379)	(42,227)

Balance, end of year	6,379	229,915	8,522	326,878	11,417	529,204

Proved developed reserves
Balance, beginning of year	7,787	285,273	10,169	404,095	17,829	452,871
Balance, end of year	4,981	181,330	7,787	285,273	10,169	404,095

Proved undeveloped reserves
Balance, beginning of year	735	41,605	1,248	125,109	3,056	150,110
Balance, end of year	1,398	48,585	735	41,605	1,248	125,109

(B)	Capitalized Costs Related to Oil and Natural Gas Processing Activities

The aggregate capitalized costs of oil and natural gas activities and costs incurred in oil and natural gas property acquisitions, development, and exploration activities were as follows (excluding MPP):

Capitalized costs

As at December 31,	2010	2009
	(in thousands of Canadian dollars)

Proved properties	$2,244,673	$2,654,789
Unproved properties:
Acquisition	115,551	119,319
Exploration	104,291	101,155
Accumulated depletion and depreciation	(1,125,205)	(992,188)

	$1,339,310	$1,883,075

Costs incurred on oil and gas property, exploration and development

Years ended December 31,	2010	2009	2008
	(in thousands of Canadian dollars)

Acquisition costs (net of disposition)
Proved properties	$(152,992)	$(86,753)	$(192,934)
Unproved properties	(3,768)	969	(41,228)
Development costs
Development of proved undeveloped reserves	21,988	50,258	195,459
Other	-	(1,873)	148,568
Exploration costs	4,620	18,963	23,451

Total costs incurred	$(130,152)	$(18,436)	$133,316

Costs are transferred into the depletion base on an ongoing basis as the undeveloped properties are evaluated and proved reserves are established or impairment determined.  Pending determination of proved reserves attributable to the above costs, the Corporation cannot assess the future impact on the amortization rate.

(C)	Standardized Measure of Discounted Future Net Cash Flows and Changes in the Summary of Discounted Cash Flows

The standardized measure of discounted future net cash flows and changes therein relating to proved oil and natural gas reserves (“Standardized Measure”) does not purport to present the fair market value of the Corporation’s oil and natural gas properties.  An estimate of such value should consider, among other factors, anticipated future prices of oil and natural gas, the probability of recoveries in excess of existing proved reserves and acreage prospects, and perhaps different discount rates.  It should be noted that estimates of reserve quantities, especially from new discoveries, are inherently imprecise and subject to substantial revisions.  The computation excludes values attributable to the Mazeppa Processing Partnership.

Under the Standardized Measure, future cash inflows are estimated by applying the average of the beginning of each month’s commodity prices to the estimated future production of year end proved reserves.  Future cash inflows are reduced by estimated future production and development costs based on year end costs to determine pre-tax cash inflows.  Future taxes are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Corporation’s tax basis in the associated proved oil and natural gas properties.  Tax credits and net operating loss carry forwards are also considered in the future income tax calculation.  Future net cash inflows after income taxes are discounted using a 10 percent annual discount rate to arrive at the Standardized Measure.

Years ended December 31,	2010	2009	2008
	(in thousands of Canadian dollars)

Future cash inflows	$1,447,096	$1,903,420	$3,695,769
Future production costs	(642,082)	(1,031,097)	(1,598,944)
Future development costs	(158,298)	(91,530)	(285,452)

Future net cash flows	676,716	780,793	1,811,373
Income taxes	-	-	(192,809)

Total undiscounted future net cash flows	676,716	780,793	1,618,564
10% annual discount for estimated timing of
cash inflows	(331,211)	(387,389)	(842,453)

Standardized measure of discounted
future net cash flows	$345,505	$393,404	$776,111

Based on current proved reserves the Corporation estimates that it will incur $52.0 million in 2011, $33.6 million in 2012 and $34.3 million in 2013 to develop proved non-producing reserves.

The following table sets forth an analysis of changes in the standardized measure of discounted future net cash flows from proved oil and natural gas reserves:

Years ended December 31,	2010	2009	2008
	(in thousands of Canadian dollars)

Beginning of year	$393,404	$776,111	$1,358,425
Sales of production, net of production costs	(101,951)	(102,421)	(360,246)
Net change in sales prices, net of production costs	(76,089)	(335,943)	(606,466)
Extensions, discoveries and additions	31,283	16,852	68,199
Changes in estimated future development costs	(123,059)	(1,095)	83,174
Development costs incurred during the period which reduced future development costs	44,745	29,034	244,579

Revisions in quantity estimates	(217,243)	19,386	(125,668)
Accretion of discount	39,341	81,150	153,239
Purchase of reserves	-	-	4,863
Sales of reserves	109,428	(100,837)	148,740
Net change in income tax	-	35,820	138,145
Changes in production rates (timing) and other	245,646	(24,653)	(330,873)

Standardized measure, end of year	$345,505	$393,404	$776,111